UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 3)

                          Cadiz Land Company, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 127549103
                              (CUSIP Number)

     Howard J. Unterberger, Miller & Holguin, 1801 Century Park East,
       Seventh Floor, Los Angeles, California 90067, (310) 556-1990 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 21, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.________

Check the following box if a fee is being paid with the statement_____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip #    127549103
Item 1:    Name of reporting person: Keith Brackpool (SSN ###-##-####)
Item 4:    00
Item 6:    United Kingdom
Item 7:    1,063,893 (1)
Item 8:    None
Item 9:    1,063,893 (1)
Item 10:   None
Item 11:   1,063,893 (1)
Item 13:   4.5%
Item 14:   IN

(1) Includes immediately exercisable options for the purchase of 750,000 shares and options for the purchase of 125,000 shares which will become exercisable on March 13, 1997. Does not include options for the purchase of 125,000 shares that will become exercisable at such time, if ever, that the bid price of the Issuer's Common Stock closes at $9.00 per share or higher for five consecutive trading days, but in no event before March 13, 1997.

   This Amendment No. 3 amends an initial filing dated May 3, 1994 (the "Initial Filing") as amended by Amendment No. 1 dated May 17, 1994 ("Amendment No. 1), as further amended by Amendment No. 2 dated November 18, 1994 ("Amendment No. 2). This Amendment No. 3 is filed in order to report, among other things, the exercise by Henry Ansbacher & Co. Limited ("Ansbacher") of a Warrant, described in Amendment No. 2, which was granted by the Reporting Person to Ansbacher in 1994 for the purchase of 190,000 shares of the Issuer's common stock from the personal holdings of the Reporting Person.


Item 1. SECURITY AND ISSUER

   This statement relates to the common stock, $0.01 par value, of Cadiz Land Company, Inc., a Delaware corporation (the
"Issuer"). The address of the Issuer's principal executive office is 10535 Foothill Blvd., Suite 150, Rancho Cucamonga,
California 91730.

Item 2. IDENTITY AND BACKGROUND

   The person filing this statement is Mr. Keith Brackpool
(the "Reporting Person"), an individual whose business address is 1330 Parkview Avenue, Manhattan Beach, California 90066.

   The Reporting Person is currently employed as Chief
Executive Officer of the Issuer.

   During the past five years the Reporting Person has not (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The Reporting Person is a United Kingdom citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Not Applicable.

Item 4. PURPOSE OF TRANSACTION

   See Item 5(c). The Reporting Person has no present plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of
Schedule 13D. However, the Reporting Person will continue to evaluate opportunities to acquire additional equity securities of the Issuer, including open market purchases at times when insiders are permitted to engage in transactions involving securities of the Issuer, which may result in an increase in the Reporting Person's beneficial ownership of the Issuer's common stock to in excess of five percent.




Item 5. INTEREST IN SECURITIES OF THE ISSUER

   (a) and (b) The responses to Items 7 through 13 of the cover page of this Schedule 13D are hereby incorporated by reference.

   (c)  On January 21, 1997, Henry Ansbacher & Co.
Limited, a United Kingdom merchant bank ("Ansbacher") exercised an outstanding warrant (the "Warrant") to purchase 190,000 shares of the common stock of the Issuer from the Reporting Person. As disclosed in Amendment No. 2, the Warrant, which allowed Ansbacher to purchase a maximum of 190,000 shares of the Issuer's common stock from the Reporting Person at an exercise price of $4.50 per share, had been issued by the Reporting Person to Ansbacher in 1994 pursuant to the Reporting Person's personal (i.e. non-Issuer related) loan arrangements with Ansbacher. Concurrently with the exercise of the Warrant, and also in connection with the Reporting Person's loan arrangements with Ansbacher, the Reporting Person transferred to Ansbacher an additional 64,902 shares of the common stock of the Issuer (which additional shares represented less than 5% of the Reporting Person's total beneficial ownership interest in the Issuer's common stock). The total of 254,902 shares so transferred to Ansbacher constituted $1.3 million of the total consideration delivered by the Reporting Person to Ansbacher pursuant to an agreement whereby the Reporting Person paid Ansbacher the sum of $3.3 million in full satisfaction of the Reporting Person's personal obligations to, and agreements with, Ansbacher. The $2 million balance was paid by the Reporting Person to Ansbacher in cash.

   Other than as described herein, there were no additional transactions in any class of securities of the Issuer effected during the past 60 days by the Reporting Person.

   (d)  Not Applicable.

   (e) As the shares of the Issuer's common stock underlying the Warrant were deemed to be beneficially owned by the Reporting Person until exercise of the Warrant on January 21, 1997, effective as of that date the beneficial ownership of the Reporting Person in the Issuer's common stock was reduced to less than five percent. However, the Reporting Person will continue to evaluate opportunities to acquire additional equity securities of the Issuer, including open market purchases at times when insiders are permitted to engage in transactions involving securities of the Issuer, which may result in an increase in the Reporting Person's beneficial ownership of the Issuer's common stock to in excess of five percent. See Item 4.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

   1. Memorandum of Closing Agreement dated January 17, 1997 by and between Ansbacher and the Reporting Person.


                           SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997


                                           /s/ Keith Brackpool
                                           --------------------
                                           Keith Brackpool

                                     EXHIBIT 1
                                    -----------

THE SECURITIES TO WHICH THIS AGREEMENT RELATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) WITHOUT REGISTRATION UNDER THE ACT, UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.


                   MEMORANDUM OF CLOSING AGREEMENT


     THIS MEMORANDUM OF CLOSING AGREEMENT ("Agreement") is made as of January 17, 1997 by and between HENRY ANSBACHER & CO. LIMITED ("Ansbacher"), and KEITH BRACKPOOL ("Brackpool"), with reference to the following facts:

     A. Ansbacher, as lender, and Brackpool, as borrower, are parties to that certain Loan and Loan Restructuring Agreement dated as of October 18, 1994, as amended on July 19, 1995, together with the associated instruments, documents and agreements referred to therein (collectively the "Loan Agreement").

     B. Ansbacher wishes to accept from Brackpool, and Brackpool wishes to deliver to Ansbacher, as payment in full of all amounts owed by Brackpool under the Loan Agreement, the sum of $3,300,000 (US), plus 20,000 British Pounds (or the U.S. Dollar equivalent), such amount to be payable by way of cash plus shares of common stock of Cadiz Land Company, Inc. ("Cadiz"), as more particularly set forth below.

     C. Concurrently with or immediately following Ansbacher's receipt of the funds and stock described in Recital B above, Ansbacher agrees to relinquish its interest in all collateral taken by it in connection with the Loan Agreement, as more particularly set forth below.

     D. Defined terms used herein shall have the meanings set forth in the Loan Agreement unless otherwise provided herein.

     NOW, THEREFORE, for valuable consideration, the receipt and adequacy of which the parties acknowledge, the parties agree as follows:

     1. GENERAL. Ansbacher agrees to accept from Brackpool, and Brackpool agrees to deliver to Ansbacher, as payment in full of all amounts owed to Ansbacher by Brackpool under the Loan Agreement, the sum of $3,300,000 (US), plus 20,000 British Pounds (or the U.S. Dollar equivalent), such amount to be payable on or before January 17, 1997 as follows: (i) $2,000,000 (US) in cash; (ii) 190,000 shares of Cadiz common stock, to be acquired via the exercise in full of that certain Warrant by and between Brackpool and Ansbacher dated October 6, 1994 (the "Warrant Stock"); and
(iii) 64,902 shares of Cadiz stock, to be transferred directly by Brackpool to Ansbacher (the "Direct Stock"). The Warrant Stock and the Direct Stock are sometimes collectively referred to herein as the "Securities".

     2. REGISTRATION RIGHTS AGREEMENT. Concurrently with the full execution of this Agreement, Cadiz shall deliver to Ansbacher the Registration Rights Agreement dated as of the date hereof, executed on behalf of Cadiz. Within five (5) business days following the full execution of this Agreement, Ansbacher shall cause to be delivered to Cadiz the Registration Rights Agreement executed on behalf of Ansbacher.

     3. ANSBACHER RELEASE OF COLLATERAL. As soon as reasonably possible following Ansbacher's receipt of the funds and stock described in Section 1 above, but in no event later than five (5) business days following Ansbacher's receipt of the cash and Warrant Stock and Direct Stock, Ansbacher shall take all necessary and appropriate action to release its security interest in all collateral held by it under the Loan Documents.

     4. ANSBACHER'S REPRESENTATIONS AND WARRANTIES. Ansbacher represents, warrants and certifies to Brackpool as follows:

          4.1. Ansbacher is an Offshore Purchaser. The term "Offshore Purchaser" means:

               4.1.1. A person who was outside the United States at the time the offer to transfer the Securities was made to such person; and

               4.1.2. A person who was outside the United States at the time such person subscribed for or otherwise agreed to acquire the Securities, including the times when Ansbacher executed and delivered this Agreement and cancelled the indebtedness in consideration for the Securities.

          In this Agreement, "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

          Notwithstanding the foregoing definition of "Offshore Purchaser," the term "Offshore Purchaser": (i) shall not include any person who acquires the Securities for the account or benefit of any specifically targeted, identifiable group of U.S. citizens abroad, such as members of the U.S. armed forces serving overseas; but (ii) shall include persons excluded from the definition of "U.S. Person" pursuant to Section 4.2.6 below or persons holding accounts excluded from the definition of "U.S. Person" pursuant to
Section 4.1 above, solely in their capacities as holders of such accounts.

          4.2. The undersigned is not a U.S. Person and is not acquiring the Securities for the account or benefit of any U.S. Person. The term "U.S. Person" means:

               4.2.1.  Any natural person resident in the United States;

               4.2.2. Any partnership or corporation organized or incorporated under the laws of the United States;

               4.2.3. Any estate of which any executor or administrator is a U.S. Person;

               4.2.4.  Any trust of which any trustee is a U.S. Person;

               4.2.5. Any agency or branch of a foreign entity located in the United States;

               4.2.6. Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

               4.2.7. Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

               4.2.8.  Any partnership or corporation if:

                    (1) organized or incorporated under the laws of any foreign jurisdiction; and

                    (2) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Act), who are not natural persons, estates or trusts.

     Notwithstanding the foregoing definition of "U.S. Person":

     A. Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. Person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States shall not be deemed a U.S. Person.

     B. Any estate of which any professional fiduciary acting as executor or administrator is a U.S. Person shall not be deemed a U.S. person if:

          (1) An executor or administrator of the estate who is not a U.S. Person has sole or shared investment discretion with respect to the assets of the estate; and

          (2)  The estate is governed by foreign law.

     C. Any trust of which any professional fiduciary acting as trustee is a U.S. Person shall not be deemed a U.S. Person if a trustee who is not a U.S. Person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. Person.

     D. An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. Person.

     E. Any agency or branch of a U.S. Person located outside the United States shall not be deemed a U.S. Person if:

          (1)  The agency or branch operates for valid business reasons;
     and

          (2) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

     F. The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed U.S. Persons.

          4.3. Ansbacher has been advised that the sale of the Securities to it has not been registered under the Act or registered or qualified under state securities laws, and that the Securities may not be offered or sold in the United States or to U.S. Persons unless the Securities are registered under the Act or an exemption from the registration requirements of the Act is available. Ansbacher acknowledges that no representation, warranty or guaranty, express or implied, has been given to it by any officer, director, agent, or employee of, legal counsel to, or any other person connected with, Cadiz or Brackpool regarding the availability at any time of an exemption from registration under the Act for any offer, sale or other transfer or disposition of the Securities by Ansbacher; and Ansbacher further understands and agrees that the availability of any such exemption from registration must be determined solely by Ansbacher and Ansbacher's own legal counsel based on the particular facts and circumstances existing at the time of the proposed transaction. Ansbacher understands the conditions of the exemption from registration afforded by Section 4(1) of the Act and acknowledges that there can be no assurance that Ansbacher will be able to rely upon such exemption for resale of the Securities.

          4.4. Ansbacher consents that the certificates representing the Direct Stock to be issued to it may be impressed with a legend indicating that the Direct Stock is not registered under the Act and reciting that transfer thereof is restricted, substantially in the following form:

     "The Securities covered hereby have not been registered under the United States Securities Act of 1933, as amended (the "Act"), and may not be offered or sold except in accordance with Regulation S under the Act or pursuant to registration under, or an exemption from the registration requirements of, the Act, as evidenced by an opinion of counsel satisfactory to Cadiz Land Company, Inc."

     5. COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement and any and all amendments to it may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall constitute the same Agreement. Either party may execute this Agreement and transmit its signature to the other party by facsimile machine, and in such event this Agreement shall be fully binding on the party transmitting such facsimilied signature.

     6. FURTHER ASSURANCES. Each of the parties hereto shall execute and deliver any and all additional papers, documents, and other assurances, and shall do any and all acts and things reasonably necessary in connection with the performance of their obligations hereunder and to carry out the intent of the parties hereto.

     7. CONFLICTS. This Memorandum of Closing Agreement has been entered into by the parties solely in order to reiterate the terms and conditions upon which the Warrant Stock and the Direct Stock shall be transferred by Brackpool to Ansbacher pursuant to that certain Closing Agreement by and between Ansbacher and Brackpool of even date herewith (the "Closing Agreement"). Any provision of this Memorandum of Closing Agreement to the contrary notwithstanding, this Memorandum of Closing Agreement shall not in any manner alter the rights and obligations of the parties as set forth in the Closing Agreement, or create any additional rights or obligations, and, in the event of any actual or potential conflict between the Closing Agreement and this Memorandum of Closing Agreement, the terms and conditions of the Closing Agreement shall prevail.

     IN WITNESS WHEREOF, this Agreement is made as of the date first written above.









                                     ANSBACHER & CO. LIMITED
/s/ Keith Brackpool
-------------------------
KEITH BRACKPOOL

                                   By:______________________________


                                   Title:_____________________________


                                   By:________________________________


                                   Title:_____________________________